NOTE: This disposition is nonprecedential.

United States Court of Appeals
for the Federal Circuit

SMARTMETRIC INC.,

Plaintiff-Appellant,

v.

AMERICAN EXPRESS COMPANY,

Defendant-Appellee.

2011-1473

Appeal from the United States District Court for the Central District of California in case no. 10-CV-9371, Judge Jacqueline H. Nguyen.

SMARTMETRIC INC.,

Plaintiff-Appellant,

v.

MASTERCARD INTERNATIONAL INCORPORATED,

Defendant-Appellee,

AND

VISA INC.,

Defendant-Appellee.

2011-1497

Appeal from the United States District Court for the Central District of California in case no. 10-CV-1864, Judge Jacqueline H. Nguyen.

Decided: April 11, 2012

PATRICK F. BRIGHT, Wagner, Anderson & Bright, P.C., of Glendale, California, argued for plaintiff-appellant.

PETER J. ARMENIO, Quinn Emanuel Urquhart & Sullivan, LLP, of New York, New York, argued for defendant-appellee American Express Company and GREGORY A. CASTANIAS, Jones Day, of Washington, DC, argued for defendants-appellees Visa Inc. and MasterCard International Incorporated. With him on the brief for Visa Inc. were JOSEPH MELNIK of Palo Alto, California; BRIAN J. MURRAY and DENNIS MURASHKO, of Chicago, Illinois. GARY A. CLARK, Sheppard, Mullin, Richter & Hampton LLP, of Los Angeles, California, for MasterCard International Incorporated. With him on the brief were DARREN M. FRANKLIN and DENNIS J. SMITH.

Before LOURIE, MOORE, and WALLACH, *Circuit Judges*.

MOORE, *Circuit Judge*.

After the district court construed the disputed terms of asserted U.S. Patent No. 6,792,464 ('464 patent), the parties stipulated to the entry of a judgment of non-infringement in favor of American Express, Mastercard, and Visa (collectively American Express). Smartmetric appeals the district court's constructions of two claim terms. For the reasons set forth below, we *affirm* the district court's judgment.

BACKGROUND

The '464 patent is directed to a system and method that allow a user to access one of a plurality of network service providers through the use of a smart card containing network access information. '464 patent col.1 ll.13-17. The specification explains that smart cards may be either "contact smart cards," having electrical contacts through which information is exchanged with a card reader, or "contactless smart cards," having embedded antennas to wirelessly communicate with a card reader. '464 patent col.1 ll.39-58.

Two claim terms are at issue on appeal, "insertion of said data card into said data card reader" and "plurality of network service providers." Both of the disputed terms appear in independent claims 1 and 14. Claim 1, which is representative, reads:

> A computer system for allowing a user to automatically access one of a plurality of network service providers . . . comprising:
>
> a data card which contains the information specific to the user and/or the network service provider to be accessed;
>
> a data card reader adapted to access at least part of the information contained on the data card when the data card is in communication therewith;

a data processor in communication with the data card reader and adapted to be connected to a network; and

an application program . . . configured to automatically retrieve at least part of the information contained on the data card when the data card is in communication with said data card reader and to use said information to gain access to one of the *plurality of network service providers . . .* ,

wherein said application program is immediately triggered upon *insertion of said data card into said data card reader.*

'464 patent col.10 ll.18-47 (emphasis added).

The district court construed "insertion of said data card into said data card reader" to mean "the data card is physically inserted into a recess of the data card reader." J.A. 52. The district court construed "plurality of network service providers" to mean "a plurality of entities that provide a gateway to a general-purpose network such as the internet." J.A. 54. Smartmetric contends both of these constructions are erroneous. We have jurisdiction under 28 U.S.C. § 1295(a)(1).

DISCUSSION

Claim construction is a matter of law that we review *de novo. ICU Med., Inc. v. Alaris Med. Sys., Inc.*, 558 F.3d 1368, 1374 (Fed. Cir. 2009). Absent contrary evidence, "the words of a claim 'are generally given their ordinary and customary meaning'" as understood by a person of ordinary skill in the art at the time of invention. *Phillips v. AWH Corp.*, 415 F.3d 1303, 1312 (Fed. Cir. 2005) (en banc) (quoting *Vitronics Corp. v. Conceptronic, Inc.*, 90 F.3d 1576, 1582 (Fed. Cir. 1996)). The claims are read in context with the specification, but limitations from the specification should not be read into the claims. *Id.* at 1315, 1323.

A. "insertion of said data card into said data card reader"

Smartmetric contends that the district court's construction is erroneous because it requires physical insertion of a data card into the recess of a card reader, which excludes contactless data card embodiments that can be inserted into the "electromagnetic field" of a data card reader. Smartmetric also argues that because dependent claims 6 and 19 recite communicating information between a data card and a data card reader using embedded antennas, the construction of "insertion . . . into" should encompass both "contact" and "contactless" data cards.

We disagree. The district court's construction correctly reflects the plain and ordinary meaning of inserting a data card *into* a data card reader. The specification does not give us any reason to depart from this plain and ordinary meaning. *See Thorner v. Sony Computer Entm't Am. LLC*, 669 F.3d 1362, 1365 (Fed. Cir. 2012) ("There are only two exceptions to this general rule: 1) when a patentee sets out a definition and acts as his own lexicographer, or 2) when the patentee disavows the full scope of a claim term either in the specification or during prosecution."). Instead, the specification fully supports the district court's construction. It states: "[p]referably, the data card is *inserted into a recess* provided within the data card reader." '464 patent col.3 ll.36-37 (emphasis added).

Smartmetric contends that the specification's discussion of a card being "passed near" a card reader refers to "inserting the . . . card into the electromagnetic field of the . . . card reader." Appellant Br. 12 (citing '464 patent col.9 ll.28-34). The plain and ordinary meaning of "insertion . . . into said data card reader," however, does not include insertion into an "electromagnetic field," and the specification does not discuss "inserting into" an "electromagnetic field." Instead, the specification expressly contrasts data cards that are "inserted into" the recess of a card reader with data cards that are "passed near" a card reader. *Compare* '464 patent col.3 ll.36-37 *with id.* col.9 ll.28-34. The claims recite only the former. Construing "insertion . . . into" to also mean "passed near" would deviate from the term's plain and ordinary meaning, conflict with the specification, and erroneously rewrite the claims. *See K-2 Corp. v. Salomon S.A.*, 191 F.3d 1356, 1364 (Fed. Cir. 1999) ("Courts do not rewrite claims; instead, we give effect to the terms chosen by the patentee.").

Smartmetric's claim differentiation argument is also unavailing. Although claims 1 and 14 use slightly different language, they both require that a data card be inserted into a card reader to "immediately trigger" the execution of an application program. Both claims also separately require that the data card be "in communication with" the card reader to transfer information between the two. The embedded antenna limitations in dependent claims 6 and 19 further limit the method of "communication" between the card and card reader, but do not modify the separate "insertion/triggering" limitations. Smartmetric erroneously conflates these two separate and distinct claim limitations even though they have different meanings. Thus, this case does not present a claim differentiation concern. Moreover, we see no reason why a data card that communicates with a card reader using an embedded antenna cannot also be inserted into a data card reader to immediately trigger an application program. We therefore hold that the district court's construction of "insertion of said data card into said data card reader" is correct.

B. "plurality of network service providers"

Smartmetric contends that the district court's construction erroneously limits "network service providers" to those providing access to general purpose "public" networks. Smartmetric argues that the construction of "network service providers" should include those providing access to "private" networks, such as an intranet. American Express argues that the repeated use of "internet service provider" and "internet access provider" in the specification indicates that "network service providers" are gateways to public general-purpose networks.

The plain and ordinary meaning of "network service provider" is a provider of network services. The specification does not use the term "public" or "private" network, and although it does refer to internet service providers and internet access providers, it also refers more generally to "network service providers." For example, the specification states that "[t]he present invention relates to a computer system that allows a user to automatically connect to a network service provider." '464 patent col.1 ll.13-15. The specification further explains that "[t]ypically, the network service provider is an Internet Service Provider (ISP) or an Internet Access Provider (IAP) . . . . Alternatively, the *network service provider might be a proxy server of an intranet*." '464 patent col.4 ll.29-33 (emphasis added). Thus, the specification explains that although ISPs and IAPs are "typically" network service providers, intranet proxy servers may also be "network service providers." We therefore hold that the district court's construction erroneously limits network service providers to those providing access to general-purpose public networks.

* * * *

The district court's judgment of non-infringement was independently supported by its construction of either term. For the reasons explained above, the district court's construction of "plurality of network service providers" was erroneous; however, its construction of "insertion of said data card into said data card reader" was correct. Accordingly, the district court's judgment of non-infringement is affirmed. We need not reach American Express's additional arguments on appeal.

AFFIRMED